Filed by Alpha Industries, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                             Commission File Number:  001-05560
                                        Subject Company: Conexant Systems, Inc.
                                             Commission File Number:  000-24923

Alpha Industries will file a proxy statement/prospectus and other relevant documents concerning the proposed merger of Conexant's wireless business with and into Alpha Industries with the SEC. Investors and security holders are advised to read the proxy statement/prospectus and other relevant documents filed by Alpha Industries with the SEC regarding the proposed merger referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the proposed merger (when available) and other documents filed by Alpha Industries at the SEC's web site at www.sec.gov. The documents regarding the proposed merger and such other documents may also be obtained from Alpha Industries directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.

Alpha Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' shareholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha Industries is contained in Alpha Industries' proxy statement dated July 30, 2001, which is filed with the SEC and will also be included in future proxy statements filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it is available.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ALPHA INDUSTRIES ON DECEMBER 17, 2001

Alpha Contact:                              Conexant Contacts:
Paul E. Vincent                                Editorial
Chief Financial Officer                     Gwen Carlson
(781) 935-5150, ext. 4438                   (949) 483-7363

                                            Investor Relations
                                            Thomas Schiller
                                            (949) 483-2698

ALPHA AND CONEXANT'S WIRELESS BUSINESS MERGE TO CREATE THE PURE-PLAY LEADER IN MOBILE COMMUNICATIONS SEMICONDUCTORS

New Company Uniquely Positioned to Drive the Evolution of RF and Complete System Solutions For 2.5G and 3G Applications

WOBURN, Mass., and NEWPORT BEACH, Calif., Dec. 17, 2001 - Alpha Industries, Inc., (Nasdaq: AHAA) and Conexant Systems, Inc., (Nasdaq: CNXT) today announced the signing of a definitive agreement that will combine Conexant's wireless business with Alpha to create the pure-play world leader in radio frequency (RF) and complete semiconductor system solutions for mobile communications applications.
         Combining the wireless technology and product portfolios of the two companies will uniquely position the new entity to drive the evolution of RF integration for all major air interfaces, including CDMA and GSM, and complete semiconductor and software solutions for advanced 2.5G and 3G applications.
         David Aldrich, Alpha president and chief executive officer, will be chief executive officer of the new company and Dwight W. Decker, Conexant chairman and chief executive officer, will serve as chairman of the board of directors. Alpha and Conexant will have equal representation on the board of directors of the new company.
         The new company would have approximately 140 million fully diluted shares outstanding, with current Alpha shareholders owning approximately 33 percent and current Conexant shareholders owning approximately 67 percent of the combined company's shares on a fully diluted basis. The combined company would be valued at approximately $3 billion, based on Alpha's December 14 closing price of $21.20 per share.
         Under the terms of the agreement, Conexant will spin-off its wireless business, including its GaAs wafer fabrication facility located in Newbury Park, Calif., to be followed immediately by a merger of this business with Alpha. Upon completion of the merger, the new company will purchase Conexant's semiconductor assembly, module manufacturing and test facility, located in Mexicali, Mexico, for $150 million in cash.
The merged company will have executive offices in Woburn, Mass. and Newport Beach, Calif., and will employ approximately 4,000 people worldwide. It will operate under a new name and stock ticker symbol that will be announced within the next few months.
          "Success in today's wireless semiconductor industry increasingly demands a comprehensive portfolio of technology and products," said David Aldrich. "This merger of two highly complementary wireless businesses will create the world's pure-play leader in mobile communications semiconductors, with the industry's broadest technology capability and most complete product offering.
         "For RF systems, this portfolio will include combination switch and filter products, multi-chip power-amplifier modules, and highly integrated transmit-and-receive devices for all major air-interface standards," Aldrich continued. "For complete handset systems, the combined company will deliver the world's most comprehensive 2.5G GSM/GPRS solution, including the complete radio as well as all baseband processing, protocol stack and user interface software, plus complete reference designs and development platforms. For infrastructure applications, we are excited about the opportunity to leverage Conexant's integrated RF product and technology capabilities across Alpha's existing strong channel relationships and broad customer engagements."
         "Conexant has viewed wireless communications as a core investment, and over the past five years this business has grown from approximately $50 million in annual revenues to more than $250 million this year," said Dwight Decker. "With Alpha's proven track record of product execution and operational excellence, we strongly believe this merger will create a company that is capable of even greater long-term success.
         "Together, the merger partners sell to virtually every key wireless OEM, including the world's top 10 handset manufacturers," Decker continued. "In fact, as a result of the merger, the new company's top four handset customers will consist of Nokia, Motorola, Sony/Ericsson and Samsung, the world's largest handset OEMs, and the company's top four infrastructure customers will be Ericsson, Motorola, Nokia and Nortel, the world's largest infrastructure OEMs.
         The new company will have an expanded GaAs wafer manufacturing capability, including both PHEMT and InGaP HBT, for RF switch and power-amplifier applications. In addition, the company will have long-term assured access to Conexant's advanced SiGe and BiCMOS wafer manufacturing for integrated RF applications. The company will also own a high-volume, low-cost RF module assembly and test facility that has manufactured nearly 150 million power-amplifier modules to date.
         "The new company will have access to all critical RF specialty process technologies, and will be unique in its capabilities for both PHEMT and HBT manufacturing," said David Aldrich. "Also, the addition of Conexant's industry-leading module manufacturing and test facility will bring significant economies of scale to the combined company."
         The boards of directors of both companies have approved the definitive agreement. Under the terms of the transaction, Alpha shareholders will receive one share and Conexant shareowners will receive
0.342 of a share in the new company. The transaction is subject to customary regulatory approvals, receipt of a ruling by the IRS that the Conexant wireless business spin-off qualifies as tax-free, and an Alpha shareholder vote to approve the merger. The transaction is expected to be completed in the second quarter of calendar 2002.

Note to Editors, Analysts and Investors

Alpha and Conexant will be holding a conference call to discuss the merger agreement. The call will take place on Monday, Dec. 17, 2001 at 6:00 a.m. PST, 9 a.m. EST. To listen to the conference call via telephone, please call 800-680-9685 (domestic) or 334-323-7242 (international), security code: USA. To listen via the Internet, please visit www.alphaind.com, www.conexant.com, or www.ccbn.com. Playback of the conference call will begin at 9:00 a.m. PST on Monday, Dec. 17, and end at 5:00 p.m. PST on Friday, Dec. 21. The replay will be available on Alpha's web site at www.alphaind.com, or at Conexant's web site at www.conexant.com, or by calling 800-858-5309 (domestic) or 334-323-9869 (international), access code: 40313, pass code 16809.

Security Legend
         Alpha Industries intends to file a registration statement with the Securities and Exchange Commission in connection with the transaction, and to mail a proxy statement/prospectus and other relevant documents to Alpha shareholders. Investors are urged to read the proxy statement/prospectus and other relevant documents when they become available, because they will contain important information about Conexant, Alpha and the proposed transaction. Shareholders will be able to obtain the documents filed with the Commission free of charge at the Web site maintained by the Commission at www.sec.gov. In addition, shareholders may obtain documents filed with the Commission by Alpha free of charge by requesting them in writing from Alpha Industries, Inc., 20 Sylvan Road, P.O. Box 1044, Woburn, MA 01801,
Attention: Investor Relations, or by telephone at (781) 935-5150, ext. 5.
         Alpha Industries, Inc. and its directors and executive officers may be deemed participants in the solicitation of proxies from Alpha Industries shareholders. A list of the names of those directors and officers and descriptions of their interests in Alpha Industries will be contained in Alpha Industries proxy statement/prospectus when it becomes available.

About Alpha
         Alpha Industries is a leading provider of RF integrated circuit-based solutions, including semiconductors and ceramic components, for the wireless and broadband communications markets. Alpha's switches, power amplifiers and discrete semiconductors are used by the world's leading broadband, infrastructure and wireless communications companies to enhance the speed, quality and performance of voice, data and video. The company's Alpha Integration Platform(TM) (aiIP(TM)) is a breakthrough manufacturing, packaging and design technique that reduces design complexity and improves the OEM's overall time to market for new products. For more information, please visit Alpha's Web site, www.alphaind.com.

About Conexant
Conexant Systems, Inc. is a worldwide leader in semiconductor system solutions for communications applications. Conexant leverages its expertise in mixed-signal processing to deliver integrated systems and semiconductor products through two separate businesses: Conexant and Mindspeed Technologies.
         Conexant's personal networking business is focused on wireless communications, digital infotainment and personal computing products that are used in mobile communications and the broadband digital home. Mindspeed Technologies designs, develops and sells a complete portfolio of semiconductor networking solutions that facilitate the aggregation, transmission and switching of data, video and voice from the edge of the Internet to linked metropolitan area networks and long-haul networks. Conexant, headquartered in Newport Beach, Calif., delivered revenues of $1.1 billion for fiscal 2001, and has approximately 6,900 employees worldwide. The company is a member of the S&P 500 and Nasdaq-100 indices. To learn more, visit us at www.conexant.com or www.mindspeed.com.

Safe Harbor Statement
This press release contains statements relating to future results of Conexant Systems, Inc. and Alpha Industries, Inc. (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. For Conexant, these risks and uncertainties include, but are not limited to: global economic and market conditions, such as the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability and extent of utilization of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; fluctuations in manufacturing yields; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the successful planned disposition of certain assets; the successful separation of Conexant's Internet infrastructure and personal networking businesses; the successful merger of Conexant's wireless business with Alpha; the ability to attract and retain qualified personnel; labor relations of Conexant, its customers and suppliers; and the uncertainties of litigation, as well as other risks and uncertainties, including but not limited to the security and safety risks of Conexant's employees and of Conexant facilities and those risks and uncertainties detailed from time to time in Conexant's Securities and Exchange Commission filings. For Alpha, factors include, but are not limited to: the successful merger of Alpha with Conexant's wireless business, the cancellation or postponement of customer orders, the ability to provide advantageous cycle times and a range of product offerings, inability to predict customer orders, the disproportionate impact of Alpha's business relationships with its larger customers, difficulty manufacturing products in sufficient quantity and quality, erosion of selling prices or margins, modification of Alpha's plans or intentions, and market developments, competitive pressures and changes in economic conditions that vary from Alpha's expectations. Additional information on these and other factors that may cause actual results and Alpha's performance to differ materially is included in the Alpha's periodic reports filed with the SEC, including but not limited to Alpha's Form 10-K for the year ended April 1, 2001 and subsequent Forms 10-Q. Copies may be obtained by contacting Alpha or the SEC. Alpha cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Alpha does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in Alpha's expectations or any change in events, conditions or circumstance on which any such statement is based. These forward-looking statements are made only as of the date hereof, and the companies undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: Conexant and Mindspeed are trademarks of Conexant Systems, Inc. Other brands and names contained in this release are the property of their respective owners.

Glossary of Terms

BiCMOS (bipolar complementary metal oxide semiconductor) -- a type of integrated circuit that uses both bipolar and CMOS technologies to create transistors that can handle higher current than CMOS-only transistors.

CDMA (Code Division Multiple Access) -- a digital spread-spectrum modulation technology for radio links, used primarily with personal communications devices such as mobile phones.

GaAs (gallium arsenide) -- an alloy of gallium and arsenic that is used as the base material for compound (multi-element) semiconductors. It is several times faster than silicon and is used in high-frequency, high-speed, low-power applications such as cell phones, and is particularly effective for manufacturing the RF front-ends of cellular/PCS handsets, the part that broadcasts and detects the signal.

GSM (Global System for Mobile Communications) -- a set of standards for digital transmission techniques that have been widely adopted in Europe for mobile communications and supported in North America for Personal
Communications Service (PCS).

GPRS (General Packet Radio Service) is a wireless service for digital cellular networks. It provides efficient, low-cost, end-to-end access to Internet network services. GPRS uses a packet-mode technique to transfer high-speed and low-speed data and signaling in an efficient manner over GSM radio networks.

HBT (heterojunction bipolar transistor) -- a very high-performance transistor structure that offers higher RF power gain per stage and does not require a negative power supply, making it ideal for wireless applications.

InGaP (indium gallium phosphide) HBT -- a semiconductor used to form the emitter region of a gallium arsenide heterojunction bipolar transistor.

PHEMT (pseudomorphic high electron mobility transistor) -- a type of compound semiconductor that features high electron mobility and low-noise characteristics, making it suitable for high-speed devices.

SiGe (silicon germanium) -- a semiconductor material made from silicon and germanium that is compatible with standard semiconductor fabrication processes, and that enables transistors to switch faster and yield higher performance than all-silicon transistors, and can be built on the same chip with silicon transistors to create high-frequency circuits.

Transistor -- a device used to amplify a signal or open and close a circuit. The transistor contains a semiconductor material that can change its electrical state when pulsed.


THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE CALL WITH ANALYSTS AND OTHERS HELD ON DECEMBER 17, 2001

                                                             December 17, 2001

                   Alpha/Conexant Conference Call Script

Conference Call Coordinator
I would like to introduce Paul E. Vincent, Vice President and Chief Financial Officer for Alpha Industries, who will chair this morning's conference call.

Paul
Thank you. Good morning everyone and welcome to this joint conference call with management from Alpha Industries and Conexant Systems. We are very pleased to announce the signing of a definitive agreement that will result in the combination of Conexant's wireless communications business with Alpha in a stock for stock transaction. Based on Alpha's closing price as of Friday, December 14 of $21.20, the combined company would be valued at approximately $3 billion dollars. We anticipate completing this business merger by the end of the second quarter of calendar 2002, subject to customary regulatory approvals and approval by the shareholders of Alpha.

Joining me today are Dave Aldrich, President and Chief Executive Officer of Alpha and Dwight Decker, Chairman and Chief Executive Officer of Conexant.

We will begin today's call with Dave's perspective on the strategic significance of this business combination, followed by remarks from Dwight. I will provide a summary of the merger agreement and a brief discussion of the mechanics of the transaction. Dave will provide closing remarks and we will then open the call for your questions.

Please note that our comments today will include statements relating to future results that are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those noted in our respective earnings releases and those detailed from time to time in both companies' SEC filings.

I will now turn the call over to Dave for his perspective on this strategic business combination.

Dave
Thank you Paul

We at Alpha are simply delighted to be joining forces with Conexant's wireless communications business team.

I.       During this call we will provide:
o        Strategic rationale for the merger
o        Competitive advantages
o        Some of the ways in which we intend to exploit these advantages
                  a) Quite simply, this business combination will create the pure-play world leader in radio frequency (RF) and complete semiconductor systems solutions for mobile communications applications

                  b)  This combination possesses the:
o Scale, manufacturing muscle, technical depth and breadth to become a major force in the wireless industry over the long term

II.      A little about Alpha

We are extremely proud of the success the Alpha team has enjoyed in the wireless semiconductor industry over the past several years as evidenced by:

o The market leadership positions we have established with our broad portfolio of radio-frequency (RF) integrated circuit-based solutions
     -   Amplification, control, frequency conversion, filtering

o The PHEMPT, InGaP HBT and Ceramic processes we have developed to produce high volume leadership products

o Our blue chip customer base which includes many of the leading wireless handset and virtually all infrastructure OEMs

o Our reputation for operational excellence throughout all phases of product design, production and customer support activities

 ...all of which has translated into revenues and operating income tripling over the past four years (through FY01)

III. However, it is important to recognize that a dramatic transformation is taking place as the wireless industry migrates towards a high-volume consumer electronics model

o Our OEM customers are faced with compressed product life cycles and the need to reduce costs while advancing product features

o As a result, these customers are looking to partner with suppliers who possess not only the technical bandwidth to deliver more of the overall solution, but also the critical mass and operational agility to provide a low cost solution delivered on time, all the time

IV. For those of you who already know us, we place an enormous premium on our operational efficiency (i.e., highest inventory turns in the industry) as well as the depth and breadth of our RF semiconductor technologies.

o Conexant as you already know, has extraordinary technical breadth spanning not only the RF portion, but also the baseband processing and software to provide the end-to-end solution

o Combining our two highly complementary wireless businesses, both with proven track records of product execution and revenue growth, creates the industry's:

a)   Broadest technology capability
b)   Most complete product offering
c)   Engagements with virtually all handset and infrastructure ODMs and OEMs

     Exploiting these advantages provides the opportunity to increase our collective share of the semiconductor content in mobile communications applications

V. We believe this is possible in two ways --- through product portfolio and channel leverage.

     Product
A. In the RF systems arena, the combined company's leadership portfolio will include:

o    Combination switch and filter products
o    Multi-chip power amplifier modules
o Highly integrated transmit-and-receive devices for all major wireless air interface standards

B. From a complete handset systems perspective, the combined company will deliver the world's most comprehensive 2.5G GSM/GPRS solution, including the complete radio as well as all baseband processing, protocol stack and user interface software.

o    Plus complete reference designs and development platforms
     -    Goal --- Make it easy to design around our products

C. For infrastructure applications, we have the unique opportunity to capitalize on Conexant's integrated RF product and technology capabilities across Alpha's existing strong channel relationships and broad customer engagements to create a high margin business complementary to our handset thrust.

Channel
A. Together, we sell a broad portfolio of products to virtually every key wireless OEM.
o In fact, as a result of the merger, the new company's top four handset customers will consist of Nokia, Motorola, Sony/Ericsson and Samsung---the world's largest handset OEMs

o The company's top four infrastructure customers will be Ericsson, Motorola, Nokia, and Nortel --- the world's largest infrastructure OEMs

Both business teams have gotten to know each other quite well during our discussions and negotiations and have also gained quite a bit of insight into each other's capabilities through interactions in the marketplace. We share a common vision about the evolution of the wireless market. And both teams are quite comfortable with this business combination and expect to thrive as the combined entity continues to take share in the marketplace.

I'd now like to turn the call over to Dwight to provide his perspective on the merits of this transaction and an overview of the continuing Conexant businesses.

Dwight
Thank you Dave.

I am extremely pleased to have the opportunity to merge our wireless business with a quality partner such as Alpha, one that shares a common vision of the prerequisites for successful participation in this high growth market opportunity.

As we have been communicating for some time now, we view mobile communications as one of our three core investment areas. Over the past five years we have significantly expanded our product portfolio across multiple wireless handset air-interface-standards and established a number of market leadership positions, resulting in a five-fold increase in revenues, to more than $250 million dollars. With Alpha's complementary products and outstanding track record, we strongly believe the merger will create a company that is capable of even greater long-term success.

As Dave mentioned earlier, there are numerous benefits to be derived from this business combination. We believe combining the wireless technology and product portfolios of the two companies will uniquely position the new entity to drive the evolution of RF integration for all major air interfaces and complete semiconductor and software solutions for advanced 2.5G and 3G applications. From a product design perspective, the business combination brings together, in total, 650 highly talented process development, analog, mixed signal, DSP and software design engineers located throughout 17 design centers worldwide, entirely focused on next generation wireless solutions. Equally important, the new company's product design teams will have access to the industry's broadest suite of advanced manufacturing capabilities including:

o Gallium Arsenide-based PHEMPT and InGaP HBT processes...ideally suited for RF switch and power amplifier applications

o Long-term assured access to Conexant's advanced SiGe and BICMOS wafer manufacturing...specifically targeted for integrated RF handset and infrastructure applications, and

o A world-class, high volume, low cost RF module assembly and test facility... which will bring significant economies of scale to the combined company's manufacturing requirements

Merging our wireless communications business with Alpha will create a new independent, publicly traded company with a product portfolio, sales channels and manufacturing capabilities unmatched in the industry...and one that is ideally positioned to execute on the expanded mobile communications market opportunity this combination enables.

Now turning to the continuing Conexant businesses.

As you may recall, when Conexant transitioned to an independent company several years ago, we recognized the value of focus, and we organized our efforts and investments around three distinct market segments---Internet infrastructure, mobile communications, and broadband access.

In September 2000, we took the first step to structure our business around this market-focused strategy, by announcing our plan to separate our Internet infrastructure business...Mindspeed Technologies...into an independent entity. Through internal development and key acquisitions within Mindspeed, we have successfully created one of the industry's broadest Internet Edge and Wide Area Networking product portfolios.

Leading networking OEMs including Alcatel, Cisco, Ericsson, Fujitsu, Lucent, Nortel and Siemens, as well as emerging market leaders such as Ciena, Huawei, Juniper and Tellium, incorporate Mindspeed solutions to deliver new high-speed data, voice and video applications to network service providers and enterprise customers.

And, we intend to complete Mindspeed Technologies' transition to an independent, publicly traded company as soon as market and business conditions permit.

Today's announcement reflects the next step in the execution of our market focused strategy...separation of our mobile communications and broadband access businesses into two independent, publicly traded companies.

Our continuing Broadband access business has developed a comprehensive suite of technologies that enable digital entertainment and information networks for the home and small office. Building on our leading market positions in both the traditional analog dial-up communications and analog broadcast video segments, we have established one of the industry's strongest product and technology portfolios for key emerging broadband access applications and media processing markets.

Key OEMs such as Dell, Gateway, Hewlett Packard, Microsoft, Motorola, Pace, Samsung, Sony, and Thomson, to name just a few, rely on our portfolio of:

o   High speed cable and DSL modems
o   Satellite and fixed wireless access solutions
o Key system and software expertise for both media and protocol processing gateways, and o Home and small office networking solutions utilizing Ethernet, HomePNA, power line and wireless LAN technologies

Together, these products and technologies are used to connect personal access products such as set-top boxes, residential gateways, PCs and game consoles to video, voice and data processing services over broadband connections.

We believe that these three planned pure-play semiconductor companies... focused on delivering integrated solutions for the highest growth, highest value opportunities within Internet infrastructure, mobile communications and broadband access markets... will ultimately create the greatest value over time for Conexant shareowners, employees and customers.

I'd now like to turn the call over to Paul for his comments.

Paul
Thank you Dwight.

I would like to briefly discuss a few highlights of the merger agreement. The business combination will be executed as a stock for stock transaction utilizing the purchase method of accounting.

o Shareholders of Alpha will receive one share and each Conexant shareowner will receive .342 of a share in the new company.

o Upon the close, the new company would have approximately 140 million shares outstanding, on a fully diluted basis, with Alpha shareholders owning approximately one-third of the new company and Conexant shareholders owning approximately two-thirds of the new company.

Based on Alpha's closing price as of Friday, December 14 of $21.20, the combined company's market capitalization would be valued at approximately $3 billion dollars.

The business combination will take the form of a two-step transaction.

o Conexant will spin-off its Wireless Communications business, including its Gallium Arsenide wafer fabrication facility located in Newbury Park, California, to its shareowners in a tax-free distribution, to be immediately followed by the merger of that business with Alpha.

o    Upon completion of the merger, the new company will purchase
     Conexant's semiconductor assembly, module manufacturing and test facility, located in Mexicali, Mexico for $150 million dollars in cash.

The boards of directors of both companies have unanimously approved the definitive agreements for this transaction.

From a timing perspective, we expect the merger to be successfully completed by the end of the second quarter of calendar 2002, after receipt of:

o   Customary regulatory approvals
o A ruling from the IRS that the distribution of Conexant's Wireless Communications business to Conexant shareholders qualifies as a tax-free distribution, and
o   Alpha shareholder approval

The merged company will operate under a new name and stock ticker symbol that will be announced during the next few months.

We expect, after completion of the transaction, that the revenue run rate for the combined businesses in the third calendar quarter of 2002 will be approximately $600 million dollars. At this revenue level, we expect the transaction to be accretive. As we get closer to the completion of the merger, we will provide a financial outlook for the combined business, on a pro forma operating basis.

I would now like to turn the call back over to Dave for his closing comments.

Dave
Thank you Paul.

As you have heard from everyone this morning, we strongly agree on the strategic benefits of this business combination and we look forward to the future with a sense of excitement and confidence.

Excitement in terms of:

1. The significantly expanded market opportunities that we can address through a much broader product and technology portfolio---very little overlap; almost entirely a complimentary product/technology portfolio

2. The fact that we now engage with virtually every significant OEM in the wireless market

3. We have the critical mass to create/maintain competitive position as a low cost producer

4.   Our product development engine is strengthened --- 650 engineers

In fact, we fully expect the combined business to generate substantial revenue growth in the coming years well in excess of the overall market as a result of share gains and an increasing level of higher value, systems-level business.

That wraps up our prepared comments. Operator, let's open the lines for the question and answer session.

Conference Call Coordinator
Ladies and gentlemen, should you have questions and comments...

Dave
Thank you
That concludes our conference call today. On behalf of the Alpha and Conexant management teams, thank you for your participation this morning.